Exhibit 4.17

[FACE OF NOTE]

Kansas City Southern de México, S.A. de C.V.

8% Senior Notes due 2018

[CUSIP] [                    ]

[                    ]

[CINS] [                    ]

[ISIN] [                    ]

No.	U.S.$300,000,000

Kansas City Southern de México, S.A. de C.V., a corporation (sociedad anónima de capital variable) organized under the laws of Mexico (the “Company,” which term includes any successor under the Indenture hereinafter referred to), for value received, promises to pay to Cede & Co., or its registered assigns, the principal sum of U.S.$300,000,000 on February 1, 2018.

Interest Payment Dates: February 1 and August 1, commencing August 1, 2010.

Regular Record Dates: January 15 and July 15.

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

A-1

IN WITNESS WHEREOF, the Company has caused this Note to be signed manually or by facsimile by its duly authorized officers.

Date: , 2010	Kansas City Southern de México, S.A. de C.V.

By:
Name:
Title:

By:
Name:
Title:

Trustee’s Certificate of Authentication

This is one of the 8% Senior Notes described in the within-mentioned Indenture.

U.S. Bank National Association, as Trustee

By:
Name:
Title:

[REVERSE SIDE OF NOTE]

Kansas City Southern de México, S.A. de C.V.

8% Senior Notes due 2018

1.	Principal and Interest.

The Company will pay the principal of this Note on February 1, 2018.

The Company promises to pay interest on the principal amount of this Note on each Interest Payment Date, as set forth below, at the rate per annum shown above.

Interest will be payable semiannually (to the holders of record of the Notes at the close of business on January 15 or July 15 immediately preceding the Interest Payment Date) on each Interest Payment Date, commencing August 1, 2010.

Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from January 22, 2010; provided that, if there is no existing default in the payment of interest and this Note is authenticated between a Regular Record Date referred to on the face hereof and the next succeeding Interest Payment Date, interest shall accrue from such Interest Payment Date. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

The Company shall pay interest on overdue principal and premium, if any, and interest on overdue installments of interest, to the extent lawful, at a rate per annum that is 2.0% in excess of the rate otherwise payable.

2.	Method of Payment.

The Company will pay principal as provided above and interest (except defaulted interest) on the principal amount of the Notes as provided above on each February 1 and August 1 to the persons who are Holders (as reflected in the Note Register at the close of business on January 15 and July 15 immediately preceding the Interest Payment Date), in each case, even if the Note is cancelled on registration of transfer or registration of exchange after such record date; provided that, with respect to the payment of principal, the Company will not make payment to the Holder unless this Note is surrendered to a Paying Agent.

The Company will pay principal, premium, if any, and, as provided above, interest (and Additional Amounts, if any) in money of the United States that at the time of payment is legal tender for payment of public and private debts. However, the Company may pay principal, premium, if any, and interest by its check payable in such money. It may mail an interest check to a Holder’s registered address (as reflected in the Note Register). If a payment date is a date other than a Business Day at a place of payment, payment may be made at that place on the next succeeding day that is a Business Day and no interest shall accrue for the intervening period.

3.	Paying Agent and Registrar.

Initially, the Trustee will act as authenticating agent, Paying Agent in New York and Registrar. The Company may appoint or change any authenticating agent, Paying Agent or Registrar without notice. The Company, any Subsidiary or any Affiliate of any of them may act as Paying Agent, Registrar or co-Registrar.

4.	Indenture; Limitations.

The Company issued the Notes under an Indenture dated as of January 22, 2010 (the “Indenture”), between the Company and the U.S. Bank National Association, as trustee (the “Trustee”) and as paying agent (“Paying Agent”). Capitalized terms herein are used as defined in the Indenture unless otherwise indicated. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. The Notes are subject to all such terms, and Holders are referred to the Indenture and the Trust Indenture Act for a statement of all such terms. To the extent permitted by applicable law, in the event of any inconsistency between the terms of this Note and the terms of the Indenture, the terms of the Indenture shall control.

The Notes are general unsecured obligations of the Company. The Indenture limits the aggregate principal amount of the Notes to U.S.$300,000,000 plus any Add On Notes or Exchange Notes that may be issued in exchange for Notes pursuant to the Registration Rights Agreement.

5.	Optional Redemption.

The Notes will be redeemable, at the Company’s option, in whole at any time or in part from time to time, on or after February 1, 2014 and prior to maturity, upon not less than 30 nor more than 60 days’ prior notice mailed by first class mail to each Holders’ last address as it appears in the Note Register, at the following Redemption Prices (expressed in percentages of principal amount), plus accrued and unpaid interest, liquidated damages, if any, and any Additional Amounts (as defined in Section 4.20 of the Indenture) to the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date that is on or prior to the Redemption Date to receive interest due on an Interest Payment Date), if redeemed during the 12-month period commencing February 1, of the years set forth below:

Year	Redemption Price
2014	104.000%
2015	102.000%
2016	100.000%

In addition, at any time prior to February 1, 2013, the Company may redeem up to 35.0% of the principal amount of the Notes with the Net Cash Proceeds of one or more Equity Offerings by the Company or KCS, to the extent the Net Cash Proceeds thereof are contributed to the Company or used to purchase Capital Stock (other than Disqualified Stock) of the Company from the Company, at a Redemption Price equal to 108.000% of the principal amount thereof, plus accrued interest, liquidated damages, if any, and any Additional Amounts to the Redemption Date; provided, however, that after giving effect to any such redemption:

(1)	at least 65.0% of the original aggregate principal amount of the Notes remains outstanding; and

(2)	any such redemption must be made within 60 days of such Equity Offering and must be made in accordance with certain procedures set forth in the Indenture.

Upon completion of the Exchange Offer, the Company may also redeem any Notes which were not surrendered in the Exchange Offer in an amount up to 2.0% of the original aggregate principal amount of the Notes issued at a redemption price of 100.0% of their principal amount plus accrued interest, if any, and any Additional Amounts to the Redemption Date.

6.	Redemption for Changes in Withholding Taxes.

The Notes will be subject to redemption, in whole but not in part, at the option of the Company at any time at 100.0% of their principal amount together with accrued interest, liquidated damages, if any, and any Additional Amounts thereon, if any, to the Redemption Date, in the event the Company has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes, any Additional Amounts in excess of those attributable to a withholding tax rate of 4.9% as a result of a change in or amendment to the laws (including any regulations or general rules promulgated thereunder) of Mexico (or any political subdivision or taxing authority thereof or therein), or any change in or amendment to any official position regarding the application, administration or interpretation of such laws, regulations or general rules, including a holding of a court of competent jurisdiction, which change or amendment is announced or becomes effective on or after January 7, 2010. The Company shall not, however, have the right to redeem Notes from a Holder pursuant to this Section except to the extent that it is obligated to pay Additional Amounts to such Holder that are greater than the Additional Amounts that would be payable based on a Mexican Withholding Tax rate of 4.9%.

7.	Partial Redemption.

In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements, as certified to it by the Company, of the principal national securities exchange, if any, on which such Notes are listed or, if such Notes are not listed on a national securities exchange, by lot or by such other method as such Trustee in its sole discretion shall deem to be fair and appropriate; provided that no Note of U.S.$2,000 in principal amount or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

8.	Notice of Redemption.

Notice of any redemption pursuant to Section 5 hereof will be mailed at least 30 days but not more than 60 days before the Redemption Date to each Holder of Notes to be redeemed at his or her last address as it appears in the Note Register. Notice of any redemption pursuant to Section 6 hereof will be mailed at least six days before the Redemption Date to each

Holder of Notes to be redeemed at his or her last address as it appears in the Note Register. Notes in original denominations larger than U.S. $2,000 may be redeemed in part. On and after the Redemption Date, interest ceases to accrue and the principal amount shall remain constant (using the principal amount as of the Redemption Date) on Notes or portions of Notes called for redemption, unless the Company defaults in the payment of the Redemption Price.

9.	Repurchase upon Change of Control.

Upon the occurrence of any Change of Control, each Holder shall have the right to require the repurchase of its Notes by the Company in cash pursuant to the offer described in the Indenture at a purchase price equal to 101.0% of the principal amount thereof on the date of repurchase plus accrued and unpaid interest, if any, to the date of purchase (the “Change of Control Payment”).

A notice of such Change of Control will be mailed within 30 days after any Change of Control occurs to each Holder at his last address as it appears in the Note Register. Notes in original denominations larger than U.S. $2,000 may be sold to the Company in part. On and after the Change of Control Payment Date, interest ceases to accrue on Notes or portions of Notes surrendered for purchase by the Company, unless the Company defaults in the payment of the Change of Control Payment.

10.	Denominations; Transfer; Exchange.

The Notes are in registered form without coupons in minimum denominations of U.S. $2,000 of principal amount and multiples of U.S. $1,000 in excess thereof. A Holder may register the transfer or exchange of Notes in accordance with the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or permitted by the Indenture. The Registrar need not register the transfer or exchange of any Notes selected for redemption. Also, it need not register the transfer or exchange of any Notes for a period of 15 days before a selection of Notes to be redeemed is made.

11.	Persons Deemed Owners.

A Holder shall be treated as the owner of a Note for all purposes.

12.	Unclaimed Money.

If money for the payment of principal, premium, if any, or interest remains unclaimed for two years, the Trustee and the Paying Agent will pay the money back to the Company at its request. After that, Holders entitled to the money must look to the Company for payment, unless an abandoned property law designates another Person, and all liability of the Trustee and such Paying Agent with respect to such money shall cease.

13.	Discharge Prior to Redemption or Maturity.

The Company’s obligations pursuant to the Indenture will be discharged, except for obligations pursuant to certain sections thereof, subject to the terms of the Indenture, upon the payment of all the Notes or upon the irrevocable deposit with the Trustee of U.S. Dollars or Government Securities sufficient to pay when due principal of and interest on the Notes to maturity or redemption, as the case may be.

14.	Amendment; Supplement; Waiver.

Subject to certain exceptions, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding, and any existing default or compliance with any provision may be waived with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding. Without notice to or the consent of any Holder, the parties thereto may amend or supplement the Indenture or the Notes to, among other things, cure any ambiguity, defect or inconsistency and make any change that does not materially and adversely affect the rights of any Holder.

15.	Restrictive Covenants.

The Indenture imposes certain limitations on the ability of the Company and its Restricted Subsidiaries, among other things, to incur additional Indebtedness, make Restricted Payments, use the proceeds from Asset Sales, enter into sale-leaseback transactions, engage in transactions with Affiliates or, with respect to the Company, merge, consolidate or transfer substantially all of their assets. Within 90 days after the end of each fiscal year, the Company must report to the Trustee on compliance with such limitations.

16.	Successor Persons.

When a successor person or other entity assumes all the obligations of its predecessor under the Notes and the Indenture, the predecessor person will be released from those obligations.

17.	Defaults and Remedies.

The following events constitute “Events of Default” under the Indenture: (a) default in the payment of principal of (or premium, if any, on) any Note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise; (b) default in the payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days; (c) the Company defaults in the performance of or breaches the provisions of Article Five of the Indenture or fails to make or consummate an Offer to Purchase in accordance with Section 4.11 or Section 4.12 of the Indenture; (d) the Company defaults in the performance of or breaches any other covenant or agreement of the Company in the Indenture or under this Note (other than a default specified in clause (a), (b) or (c) above), and such default or breach continues for a period of 60 consecutive days after written notice by the Trustee or the Holders of 25.0% or more in aggregate principal amount of the Notes; (e) there occurs with respect to any issue or issues of Indebtedness of the Company or any of its Significant Subsidiaries having an outstanding principal amount of U.S.$25.0 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (I) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or (II) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default; (f) [intentionally omitted]; (g) any final judgment or order (not covered by insurance) for the payment of money in excess of U.S.$35.0 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against the Company or any of its Significant Subsidiaries and shall not be paid or discharged, and there shall be any period of 30 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed U.S.$35.0 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; (h) a court having jurisdiction in the premises enters a decree or order for (A) relief in respect of the Company or any of its Significant Subsidiaries in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (B) appointment of a receiver, liquidator, assignee, síndico, custodian, trustee, sequestrator or similar official of the Company or any of its Significant Subsidiaries or for all or substantially all of the property and assets of the Company or any of its Significant Subsidiaries or (C) the winding up or liquidation of the affairs of the Company or any of its Significant Subsidiaries and, in each case, such decree or order shall remain unstayed and in effect for a period of 30 consecutive days; (i) the Company or any of its Significant Subsidiaries (A) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any of its Significant Subsidiaries or for all or substantially all of the property and assets of the Company or any of its Significant Subsidiaries or (C) effects any general assignment for the benefit of creditors; or (j) (A) the Concession Title shall cease to grant to the Company the rights (including exclusive rights) provided therein on the date of the Indenture and such cessation has had a material adverse effect on its Restricted Subsidiaries taken as a whole; (B) (x) the Concession Title shall for any reason be terminated and not reinstated within 30 days or (y) rights provided therein which were originally exclusive to the Company shall become nonexclusive and the cessation of such exclusivity has had a material adverse effect on the Company and its Restricted Subsidiaries, taken as a whole; or (C) the operations of the Northeast Rail Lines shall be commandeered or repossessed (a requisa) for a period of 90 days or more. If an Event of Default (other than an Event of Default specified in clause (h), (i) or (j)(B)(x) above that occurs with respect to the Company) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25.0% in aggregate principal amount of the Notes then outstanding, by written notice to the Company (and to the Trustee if such notice is given by the Holders), may, and the Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued interest on the Notes to be immediately due and payable.

If an Event of Default specified in clause (h), (i) or (j)(B)(x) above occurs with respect to the Company and is continuing, the Notes automatically become due and payable. Holders may not enforce the Indenture or the Notes except as provided in the Indenture. The Trustee may require indemnity satisfactory to it before it enforces the Indenture or the Notes. Subject to certain limitations, Holders of at least a majority in principal amount of the Notes then outstanding may direct the Trustee in its exercise of any trust or power.

18.	Additional Amounts.

Any payments by the Company under or with respect to the Notes may require the payment of Additional Amounts as may become payable under Section 4.20 of the Indenture.

19.	Trustee Dealings with Company.

The Trustee under the Indenture, in its individual or any other capacity, may make loans to, accept deposits from and perform services for the Company or its Affiliates and may otherwise deal with the Company or its Affiliates as if it were not the Trustee.

20.	No Recourse Against Others.

No incorporator or any past, present or future partner, shareholder, other equity holder, officer, director, employee or controlling person as such, of the Company or of any successor Person shall have any liability for any obligations of the Company under the Notes or the Indenture or for any claim based on, in respect of or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes.

21.	Authentication.

This Note shall not be valid until the Trustee or authenticating agent signs the certificate of authentication on the other side of this Note.

22.	Abbreviations.

Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian) and U/G/M/A (= Uniform Gifts to Minors Act).

The Company will furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to Kansas City Southern de México, S.A. de C.V., Montes Urales No. 625, Col. Lomas de Chapultepec, Delegación Miguel Hidalgo, 11000, México D.F., Attention: Chief Financial Officer.

[FORM OF TRANSFER NOTICE]

FOR VALUE RECEIVED the undersigned registered holder hereby sell(s), assign(s) and transfer(s) unto

Insert Taxpayer Identification No.

______________________________________________________________________________________

Please print or typewrite name and address including zip code of assignee

______________________________________________________________________________________

the within Note and all rights thereunder, hereby irrevocably constituting and appointing

____________________________________________________ attorney to transfer said Note on the books of the Company with full power of substitution in the premises.

[THE FOLLOWING PROVISION TO BE INCLUDED

ON ALL NOTES OTHER THAN EXCHANGE NOTES,

OFFSHORE GLOBAL NOTES AND

OFFSHORE PHYSICAL NOTES]

In connection with any transfer of this Note occurring prior to the date which is the earlier of (i) the date of an effective registration statement or (ii) the end of the period referred to in Rule 144 under the Securities Act, the undersigned confirms that without utilizing any general solicitation or general advertising:

[Check One]

☐ (a)	this Note is being transferred in compliance with the exemption from registration under the Securities Act of 1933, as amended, provided by Rule 144A thereunder.

or

☐ (b)	this Note is being transferred other than in accordance with (a) above and documents are being furnished which comply with the conditions of transfer set forth in this Note and the Indenture.

If none of the foregoing boxes is checked, the Trustee or other Registrar shall not be obligated to register this Note in the name of any Person other than the Holder hereof unless and until the conditions to any such transfer of registration set forth herein and in Section 2.08 of the Indenture shall have been satisfied.

Date:
NOTICE: The signature to this assignment must correspond with the name as written upon the face of the within-mentioned instrument in every particular, without alteration or any change whatsoever.

TO BE COMPLETED BY PURCHASER IF (a) ABOVE IS CHECKED.

The undersigned represents and warrants that it is purchasing this Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act of 1933, as amended, and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Company as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned’s foregoing representations in order to claim the exemption from registration provided by Rule 144A.

Date:
NOTICE: To be executed by an executive officer

OPTION OF HOLDER TO ELECT PURCHASE

If you wish to have this Note purchased by the Company pursuant to Section 4.11 or Section 4.12 of the Indenture, check the Box: ☐

If you wish to have a portion of this Note purchased by the Company pursuant to Section 4.11 or Section 4.12 of the Indenture, state the amount: U.S.$

Date:

Your Signature:
(Sign exactly as your name appears on the other side of this Note)

Signature Guarantee: